Statement of Cash Flows

The Grateful Gourmet
January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-35,641.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	562.20
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$562.20**
Net cash provided by operating activities	**-$35,079.04**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Honeycomb Loan	-12,148.20
Owner's Equity	18,554.73
Owner's Investment	29,842.50
Owner's Pay & Personal Expenses	-764.97
Net cash provided by financing activities	**$35,484.06**
NET CASH INCREASE FOR PERIOD	**$405.02**
Cash at beginning of period	**$10,079.64**
CASH AT END OF PERIOD	**$10,484.66**